Exhibit 99.1

To Our Shareholders:

We are writing to you in connection with our upcoming Annual General Meeting of Shareholders to be held on March 21, 2023, and particularly in response to proxy voting recommendations recently issued by the two largest proxy advisors, Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”). We are pleased that the Glass Lewis report was supportive of all substantive management proposals, and that ISS recommended shareholders to vote in favor of several key management proposals, including the election of each Director nominee (Proposal 1), appointment of the independent auditor (Proposal 2), and the proposed amendments to the Company’s bye-laws (Proposal 5).

However, we were disappointed that ISS issued adverse voting recommendations on three other important proposals. We are writing to highlight and correct several key facts that the ISS Report failed to appreciate, which we believe contributed to these unwarranted voting recommendations.

ISS’s recommendations to vote against the proposals referenced below fail to appreciate the following key facts:

Proposal 3: Director Remuneration

•	Each of our seven directors meets the definition of “independent” under the NYSE listing standards.

•

The 2022 remuneration of our six “Initial Directors” was determined prior to the Company’s emergence from Chapter 11 bankruptcy on February 22, 2022 and was designed with approval of certain significant creditors (who became significant shareholders). This remuneration structure was included in written appointment agreements between the Initial Directors and the Company.

•	The written appointment agreements provided that our directors would not participate in any share scheme.

•

In lieu of participation in a share scheme through time vested equity (that would typically vest upon a change of control), the written appointment agreement with our Initial Directors provide for cash awards payable upon a change of control or the passing of time that are structured to mimic time-vested equity.

•

We believe this structure was appropriate given the position of the Company exiting Chapter 11, but does not reflect our going-forward expectations for director remuneration. Consequently, Ana Zambelli, who agreed to be appointed to the Board in January 2023, did not receive a change of control/time vested award similar to the Initial Directors.

•	To be clear,

•

The change of control/time vested cash award included in the written appointment agreements with our Initial Directors was designed with the input and approval of certain of our significant shareholders.

•	We view those awards as being time-based awards, not performance-based awards.

•	We believe that those awards were appropriate in light of our position emerging from Chapter 11.

•	Those awards are part of our written appointment agreements with our Initial Directors and should be honored by us.

•	We agree with ISS that performance-based equity awards for directors are not appropriate and we do not envision making performance-based equity awards to outside directors now or in the future.

Proposal 4: Management Incentive Plan

•	In alignment with market practices and standards, our MIP has been designed to provide equity-based awards and cash to employees, consultants, and non-employee directors of the Company.

•	While non-employee directors will be eligible to participate in the MIP, non-employee directors will not participate in performance-based compensation.

•	As stated in our proxy, no awards to directors have been made under the MIP or are currently contemplated.

•

ISS also inquired about the vesting period under the MIP. Existing awards under the MIP vest over three years, with a minimum vesting period of 1-year, and we can confirm that we do not intend to grant equity awards with a vesting period of less than 1-year.

Proposal 6: Increase size of the Board

•

On December 22, 2022, we announced an agreement to acquire Aquadrill. The Agreement and Plan of Merger (the “Merger Agreement”) requires us to seek shareholder approval to enlarge our Board by two (2) members and, if such approval is obtained, contemplates that the two (2) seats resulting from the increase in the size of the Board would be filled by two persons designated by certain significant unitholders of Aquadrill. Such directors must, however, meet the requirements set forth in the Merger Agreement as determined by our Board.

•

Our Board determined when approving the Company’s entry into the Merger Agreement, that it would be appropriate to add acceptable Aquadrill unitholder designees to the Board. Accordingly, our Board recommends that the size of the Board be increased to nine (9), from our current size of seven (7), and that our Board be empowered to fill those positions with two designees of the Aquadrill unitholders whom our Board determines are appropriate.

•	If you support the Aquadrill acquisition, we urge you to support Proposal 6, which will allow us to increase the size of the Board as contemplated by the Merger Agreement.

After consideration of the foregoing information and rationale, we urge all shareholders to vote “FOR” all of the proposals put forth by our Board, including the proposals on Seadrill’s Director Remuneration (Proposal 3), Management Incentive Plan (Proposal 4), and Number of Directors (Proposal 6).

2